                         PEGASUS AIRCRAFT PARTNERS, L.P.

                                      1995

                                     ANNUAL

                                     REPORT

                         PEGASUS AIRCRAFT PARTNERS, L.P.


                                    CONTENTS




                               Presidents' Letter
                                      THREE

                                 Asset Activity
                                      FIVE

                              Financial Highlights
                                       SIX

                           Estimated Annual Valuations
                                      SEVEN

                                  Looking Ahead
                                      NINE

                          Summary of Aircraft Portfolio
                                       TEN

                      Answers to Frequently Asked Questions
                                     TWELVE

                              Financial Statements
                                    THIRTEEN

                           Management's Discussion and
                       Analysis of Financial Condition and
                              Results of Operations
                                  TWENTY-EIGHT

                              Partnership Directory
                                   THIRTY-TWO

                         PEGASUS AIRCRAFT PARTNERS, L.P.

                                   PRESIDENTS'

                                     LETTER

                                 April 30, 1996

Dear Limited Partners:

Enclosed is the Annual Report for the year ended December 31, 1995 for Pegasus Aircraft Partners, L.P.

The Partnership's revenues for the year ended December 31, 1995 (consisting primarily of rents and interest income) were approximately $6.6 million versus $8.8 million for 1994. Net income for the year was $880,000 ($0.22 per $20.00
Unit) versus $426,000 ($0.11 per $20.00 Unit) for 1994. Revenues for 1995 were down versus 1994 primarily due to the lack of lease revenue from the Boeing 747. Net income was up despite the reduction in revenue due to the lack of depreciation expense relating to the Boeing 747 and less of a provision for the decline in the market value of the Partnership's aircraft in 1995 versus 1994. The $3.9 million Boeing 747 lease termination payment received from Continental was primarily accounted for as a partial recovery of the cost incurred in acquiring the aircraft; therefore, it did not significantly impact revenues or income.

The Partnership declared cash distributions of $1.85 per $20.00 Unit in 1995, representing an annual distribution rate of 9.25% of contributed capital. Cumulative cash distributions through year-end 1995 totaled $14.88 per $20.00 Unit for those investors admitted in the first closing. Under current market conditions, the ultimate value received at the time of the sale of the aircraft will generally be less than the original cost. Therefore, at least a portion of each distribution during the life of the Partnership will constitute a return of capital.

Using both the present value of lease payments under existing leases and estimated aircraft residual values, the Partnership's aircraft portfolio was independently appraised as of December 31, 1995 at a value of $38.2 million, down from $45.5 million at year-end 1994. Based upon an assumed liquidation at the appraised value of the Partnership's aircraft plus the remaining net assets of the Partnership, the 1995 year-end estimated annual valuation is $9.34 per $20.00 Unit, down from $10.76 per $20.00 Unit at year-end 1994. This decline is primarily attributable to the collection of rents since the appraised residual values of the aircraft remained relatively constant. As described in the "Estimated Annual Valuations" section of this report (page seven), there can be no assurance that the Partnership would receive the appraised values if the portfolio of aircraft were liquidated today.

As discussed in the 1995 third quarter report, the Partnership completed the early termination of the lease with Continental Airlines with respect to the Boeing 747. The Partnership received cash proceeds of $3.9 million, approximately $2.0 million of which was included in the third quarter distribution. The Partnership is currently negotiating with a potential lessee for the Boeing 747, however, there can be no assurance that such a lease will be consummated and, if consummated, the lease rate would be substantially less than the $269,000 per month previously paid by Continental. The Partnership will incur an estimated $1.3 million in maintenance and integration costs in preparing the aircraft for a new lessee and has commenced such work.

The number of used aircraft available for sale or lease at year-end 1995 fell to 473 from 534 last year. The number of used aircraft is representative of those aircraft that are either currently parked or readily available but does not include fleet retirements announced or known to the industry. The number of narrow-bodies available for sale or lease declined by 12.8% in 1995 while the number of wide-bodies available for sale or lease, such as the Partnership's Boeing 747, declined by only 9.3%.

                                     THREE

                         PEGASUS AIRCRAFT PARTNERS, L.P.


In general, the U.S. airline industry enjoyed a continuing turnaround in 1995, with net earnings exceeding $2.0 billion. This represents the first year of positive earnings since 1989 and tops the previous record set in 1988. The airlines benefited during 1995 from previously implemented cost cutting programs, increases in passenger traffic, relatively stable fares and an increasing load factor (the measure of passengers flying as compared to the number of available seats).

In the context of strong industry performance, the Partnership's lessees experienced varying results. Continental recovered from its failed Cal Lite low fare initiative and reported earnings of $224 million in 1995 (including a $30 million gain relating to a joint venture transaction) versus a loss of $613 million in 1994 (including non-recurring charges of $447 million). Continental's revenues remained relatively stable in 1995. TWA successfully emerged from its prepackaged bankruptcy in August 1995 and reported a net loss of $227 million in 1995 (including a $58 million non-cash expense related to distribution of stock to employees and a $144.4 million extraordinary gain) versus a net loss of $436 million in 1994 (including a $2 million extraordinary charge). TWA's revenues were relatively unchanged in 1995. USAir reported 1995 net income of $119 million versus a net loss of $685 million in 1994 (including a charge of $254.5 million). USAir's revenues increased slightly in 1995 and the company continues to struggle with one of the industry's higher cost structures. Both USAir and TWA also continue to face significant competition from lower fare carriers. Kiwi International Air Lines, an employee owned company, also was buoyed by the industry fundamentals and is reported to have achieved a breakeven year in 1995. However, Kiwi has to date been unable to attract additional outside capital.

The amount of future cash distributions will depend on the ability of the Partnership's lessees to meet their obligations to the Partnership, particularly Kiwi, and on the Partnership's ability to re-lease the Boeing 747 and the Boeing 727 leased to Continental, which lease is scheduled to expire in October 1996. The Partnership distributed $0.40 per $20.00 Unit for the first quarter of 1996, which was paid in April 1996. Including this distribution, cumulative distributions to date for those investors admitted in the first closing total $15.28 per $20.00 Unit.

If you have any questions, please call the Partnership at (800) 234-7342.

Sincerely,

/s/ Richard S. Wiley                        /s/ Clifford B. Wattley
- --------------------                        -----------------------
Richard S. Wiley                            Clifford B. Wattley
President                                   President
Pegasus Aircraft Management Corporation     Air Transport Leasing, Inc.

                                      FOUR

                         PEGASUS AIRCRAFT PARTNERS, L.P.


                                      ASSET

                                    ACTIVITY

As part of TWA's restructuring program announced in October 1994, the Partnership agreed to a partial deferral of the scheduled monthly lease payments of $185,000 with respect to the MD-82. The rent was reduced for November 1994 through April 1995. On May 1, 1995, TWA began repaying the deferred rents, over an eighteen month period at an interest rate of 12%. The lease term has also been extended by 72 months.

Kiwi did not pay to the Partnership its regularly scheduled January, February or March 1995 rent. The Partnership and Kiwi agreed to defer February and half of March's rent and Kiwi agreed to extend both leases to December 1999. Kiwi has repaid all of the 1995 deferred rent with interest. Kiwi continues to struggle with liquidity concerns and was late in making its February and March 1996 lease and maintenance reserve payments. Kiwi, like all airlines, will be required to have 50% of its fleet achieve Stage III noise standards by December 31, 1996. To comply, it is likely that Kiwi will request that the Partnership hushkit one or both of the aircraft the Partnership leases to Kiwi. If the Partnership elects not to hushkit an aircraft, Kiwi could return it to the Partnership and the Partnership would need to find a new lessee.

Continental had not paid rent on the Boeing 747 it leased from the Partnership since February 1, 1995. The Partnership agreed to accept the early return of the aircraft and subsequently negotiated a settlement with Continental, which resulted in cash proceeds to the Partnership in October 1995 of $3.9 million (the approximate present value of the remaining lease payments). The lease would have otherwise expired in April 1996. The Partnership is currently negotiating with a potential lessee for the Boeing 747. It is anticipated that the Partnership will incur an estimated $1.3 million in maintenance costs prior to delivering the Boeing 747 to a new lessee.

The Partnership's lease for the Boeing 727 leased to Continental will expire in October 1996. If not renewed by Continental, the Partnership will need to find a new lessee and might consider converting the aircraft to freighter.

                                      FIVE

                         PEGASUS AIRCRAFT PARTNERS, L.P.



                                    FINANCIAL
                                   HIGHLIGHTS

                     (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                     AS OF DECEMBER 31 OR FOR THE YEAR ENDED DECEMBER 31
- -----------------------------------------------------------------------------------------------------
                                    1995            1994          1993           1992          1991
OPERATING RESULTS

Total Rental Revenues            $  6,076(4)     $  8,527      $  9,062        $10,006       $10,253
Net Income                            880             426         2,881          1,740         3,927

PER UNIT RESULTS

Net Income                           0.22            0.11          0.71           0.43          0.97
Distributions(1)                     1.85            1.80          1.90           2.30          2.16
Weighted Average
  Cash Flow from
  Operating Activities(2)            1.50            1.96          2.09           2.14          2.37

FINANCIAL CONDITION

Total Assets                       36,611          42,619        46,727         51,875        59,926
Total Long-Term Debt                1,625           2,000             -              -             -
Total Partners' Equity(3)          31,176          37,770        44,616         49,411        56,964

(1) Distribution amounts are reflected during the period in which the cash for the distributions was generated and a portion of each distribution is a return of capital. Distributions declared in a fourth quarter of a year are reflected in that year, although actually paid in January of the following year. Distribution amounts shown are applicable to limited partners admitted in the initial closing.

(2) Cash generated from operating activities before the net effect of advances and repayments of advances to lessees, capital improvements to aircraft, debt service, the funding of the cash collateral account established with respect to the tax benefit transfer lease with USAir, and distributions to partners. The amounts for 1995 exclude the Boeing 747 lease settlement proceeds, which were accounted for under the cost recovery method.

(3) Total Partners' Equity is reduced by the amount that distributions exceed net income.

(4) Such amount excludes lease settlement proceeds accounted for under the cost recovery method.

                                       SIX

                         PEGASUS AIRCRAFT PARTNERS, L.P.

                                    ESTIMATED
                                ANNUAL VALUATIONS

At year-end 1995, the Partnership engaged an independent appraisal firm to estimate at year-end 1995 the aircraft's value using existing lease rates and forecasts of residual values for the aircraft at the end of the leases. The appraiser assumed an inflation rate of 3.5% per annum and discounted future cash flows at 10% to obtain the valuation at year-end 1995. Appraisals of aircraft are only estimates of current values and involve many assumptions. There are no assurances that the Partnership could receive an amount equal to these appraised values now or when the Partnership ultimately sells the aircraft. The ultimate residual values of the aircraft depend heavily on, among other factors, the condition of the aircraft, the then cost of new aircraft as compared to used aircraft, rates of inflation and supply and demand of used aircraft at the time they are sold.

Once the appraised values were provided to the General Partners, the General Partners calculated an estimated year-end value per Unit assuming a liquidation at the appraised values and taking into account the allocation provisions of the Partnership Agreement. Thus, the estimated year-end valuation represents the net book value of the Partnership's assets, adjusted for the appraised values, net of certain liquidation expenses. The General Partners then calculated the estimated annual valuation allocable to each Partnership Unit, but did not take into account any discount to reflect the fact that there is no public market for the Units. As of December 31, 1995, the estimated annual valuation was $9.34 per $20.00 Unit, which is a decline of $1.42 from the year-end 1994 estimated annual valuation of $10.76 per $20.00 Unit. There can be no assurance that the Partnership would receive the appraised values for the aircraft if liquidated today. Also, the estimated annual valuation does not necessarily represent the amount of benefits an investor will realize if an investor continues to hold Units through the life of the program.

The 1995 estimated annual valuation of $9.34 is comprised of two components:
$4.13 per Unit is the estimated residual value of the aircraft and $5.21 per Unit is the present value of the scheduled lease payments due under the various leases, net of the liquidation of the Partnership's liabilities. The reduction in the estimated annual valuation from 1994 is primarily attributable to the distribution to limited partners of cash generated in 1995 (which was part of the 1994 estimated annual valuation).

As you are aware, the Partnership Units were designed for long-term investment. While the values for most other securities are generally obtained by looking at market trading prices as quoted on the stock exchanges, the Units are not traded on any organized stock exchange and only a limited number of shares change hands during the year. As a result, prices obtained from isolated secondary market transactions may not be a reliable indicator of the value of a Unit in the Partnership.

The General Partners are aware that, pursuant to the regulations of the Internal Revenue Service (the "IRS"), custodians of Individual Retirement Accounts ("IRAs") annually provide to the IRS and IRA holders year-end estimated values for securities held in their clients' IRA accounts. Some custodians may choose to meet this obligation by obtaining estimated values of limited partnership interests from a third party valuation firm, which estimates may differ from the estimated annual valuation reported in this Annual Report due to, among other things, differences in methodology. Further, independent valuation firms may discount their values to account for a lack of marketability, lack of control and other relevant factors to arrive at their third party estimated values. Investors should discuss with their custodian any questions they have about estimates of value communicated by that custodian.

                                      SEVEN

                         PEGASUS AIRCRAFT PARTNERS, L.P.


                SUMMARY OF APPRAISED VALUES OF AIRCRAFT PORTFOLIO
                      AS OF DECEMBER 31, 1995 (IN MILLIONS)


                                                                       ESTIMATED
                                                      ESTIMATED   +   PRESENT VALUE  =  TOTAL
                      CURRENT            ACQUISITION   RESIDUAL        OF LEASE        APPRAISED
AIRCRAFT              LESSEE              COSTS(1)     VALUE(3)       PAYMENTS(3)       VALUE
- -----------------------------------------------------------------------------------------------------
McDONNELL
DOUGLAS MD-81(2)      USAir, Inc.           $10.0        $  3.7          $ 2.6        $  6.3
- -----------------------------------------------------------------------------------------------------
MCDONNELL             Trans World
DOUGLAS MD-82         Airlines, Inc.         21.3           4.1           12.9          17.0
- -----------------------------------------------------------------------------------------------------
BOEING 727            Continental
ADVANCED              Airlines, Inc.          8.0           2.4            0.8           3.2
- -----------------------------------------------------------------------------------------------------
BOEING 727            Kiwi International
NON-ADVANCED          Air Lines, Inc.         7.6           0.5            2.2           2.7
- -----------------------------------------------------------------------------------------------------
BOEING 727            Kiwi International
NON-ADVANCED          Air Lines, Inc.         7.5           0.5            2.2           2.7
- -----------------------------------------------------------------------------------------------------
BOEING 747(4)         currently
                      off lease              17.8           6.2              -           6.2
- -----------------------------------------------------------------------------------------------------
JT8D-9A               Kiwi International
ENGINE                Air Lines, Inc.         0.2           0.1              -           0.1
- -----------------------------------------------------------------------------------------------------
   1995 TOTAL                               $72.4         $17.5          $20.7         $38.2
                                            ---------------------------------------------------------
   1994 TOTAL                               $72.3         $17.7          $27.8         $45.5
                                            ---------------------------------------------------------

(1) Acquisition costs do not include total acquisition-related fees of $2.0 million paid to the General Partners. The amounts shown include additional investments in the respective aircraft, which aggregate approximately $3.0 million.

(2) The aircraft is owned 50% by the Partnership. The remaining 50% is held by an affiliated partnership, Pegasus Aircraft Partners II, L.P.

(3) To calculate the present value, a 10% discount rate was applied to the future lease payments and to the estimated residual value at the end of the current lease term.

(4) Aircraft is currently off lease and is being re-marketed. Appraised value reflected for the Boeing 747 aircraft represents its approximate current market value unencumbered by a lease. The Partnership estimates that it will spend approximately $1.3 million for maintenance and other modifications in connection with the re-leasing of the aircraft.

(5) The engine was not appraised. Value is based upon life remaining until overhaul and current market rental value.

                                      EIGHT

                         PEGASUS AIRCRAFT PARTNERS, L.P.

                                     LOOKING
                                      AHEAD

As previously discussed, the Partnership's Boeing 747 was off lease for most of 1995 and the Partnership is currently in negotiations with a potential lessee. It is estimated that certain scheduled maintenance and integration costs, estimated at approximately $1.3 million, will be necessary to complete a re-marketing of this aircraft. Of the remaining five aircraft owned by the Partnership, four have leases scheduled to expire between 1998 and 2004. One aircraft, the Boeing 727 (advanced), has a lease with Continental that is scheduled to expire in October 1996. The Partnership is currently exploring renewal and other opportunities with respect to this aircraft.

Because of the need to have 50% of its fleet meet Stage III aircraft noise levels by year-end, Kiwi may request that the Partnership hushkit (upgrade to Stage III) one or both of the Boeing 727 aircraft leased to Kiwi. If requested by Kiwi and agreed to by the Partnership, the hushkitting is expected to cost the Partnership approximately $1.9 million per aircraft. If the Partnership elects not to hushkit the aircraft, Kiwi can return the aircraft and the Partnership would need to find a new lessee.

The timing and expenses associated with the re-marketing of the Partnership's Boeing 747 and Boeing 727, the potential hushkitting of the Kiwi aircraft and Kiwi's continued liquidity concerns could all impact the Partnership's future cash flow. As a result, future cash distributions to partners, which are primarily paid out of cash flow from operations, will continue to be determined on a quarter by quarter basis. The distribution for the first quarter of 1996, paid on April 25, 1996, was $0.40 per Unit, or an annualized rate of 8% of contributed capital.

                                      NINE

                         PEGASUS AIRCRAFT PARTNERS, L.P.

                                   SUMMARY OF
                               AIRCRAFT PORTFOLIO

                       AS OF DECEMBER 31, 1995 (UNAUDITED)

                                                                                                    1995              CURRENT
                                                          PARTNERSHIP          ACQUISITION        APPRAISED            LEASE
                                       MANUFACTURE        ACQUISITION            COST(1)           VALUE(2)          ORIGINATION
CURRENT LESSEE        AIRCRAFT TYPE       DATE               DATE             ($ MILLIONS)       ($ MILLIONS)          DATE(8)

KIWI INTERNATIONAL    Boeing 727-200
AIR LINES, INC.       (Non-Advanced)      1969               1988               $  7.6              $  2.7              1994

KIWI INTERNATIONAL    Boeing 727-200
AIR LINES, INC.       (Non-Advanced)      1969               1988                  7.5                 2.7              1994

CONTINENTAL           Boeing 727-200
AIRLINES, INC.        (Advanced)          1974               1988                  8.0                 3.2              1988

Currently             Boeing
off lease             747-100             1970               1988                 17.8                 6.2                (9)

TRANS WORLD           McDonnell
AIRLINES, INC.        Douglas MD-82       1983               1989                 21.3                17.0              1989

USAIR, INC.           McDonnell
                      Douglas MD-81(5)    1982               1989                 10.0                 6.3              1989

KIWI INTERNATIONAL    JT8D-9A
AIR LINES, INC.       Engine(10)          1969               1994                  0.2                 0.1              1994
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                                 $72.4               $38.2

(1) Acquisition costs do not include total acquisition-related fees of $2.0 million paid to the General Partners. The amounts shown include additional investments in the respective aircraft, which aggregate approximately $3.0 million.

(2) The December 1995 appraised values were determined by an independent aircraft appraisal firm. It should be noted that appraisals are only estimates of value and may not be reliable as measures of current or future realizable value.

(3)      Lease expiration dates do not include renewal options.

(4) Cumulative flight cycles and cumulative flight hours are current as of December 1995, except for the USAir MD-81, which is as of February 2, 1996. This information as well as the anticipated prospective utilization of the aircraft under its lease and the age of the aircraft are significant in determining the status of the aircraft vis a vis compliance with aging aircraft Airworthiness Directives issued by the FAA. The cumulative flight cycle thresholds are as follows: Boeing 727-60,000; Boeing 737-75,000; Boeing 747-20,000; McDonnell Douglas
         DC9-100,000; McDonnell Douglas MD80-75,000 and the McDonnell Douglas DC10-42,000. The cycle aging modifications are not expected to be due to be performed until approximately the end or beyond the end of each of the leases. The aircraft age threshold is 20 years.

(5) The aircraft is owned 50% by the Partnership. The remaining 50% is held by an affiliated partnership, Pegasus Aircraft Partners II, L.P. Acquisition cost, 1995 appraised value and current annual lease payment reflect 50% interest.

(6) The Boeing 747 will currently comply with Stage III requirements if it is flown with certain operating restrictions.

(7) Such amounts reflect all rents received in respect to the referenced aircraft.

                                      TEN

                         PEGASUS AIRCRAFT PARTNERS, L.P.

                          CURRENT                     TOTAL LEASE         MAINTENANCE
                          ANNUAL      CURRENT          PAYMENTS           COST INCURRED      STAGE OF
                          LEASE        LEASE           RECEIVED        BY THE PARTNERSHIP     NOISE        CUMULATIVE  CUMULATIVE
                         PAYMENTS    EXPIRATION     FROM INCEPTION       FROM INCEPTION      ABATEMENT       FLIGHT      FLIGHT
CURRENT LESSEE         ($ MILLIONS)    DATE(3)    THROUGH 12/31/95(7)   THROUGH 12/31/95    COMPLIANCE      HOURS(4)    CYCLES(4)

KIWI INTERNATIONAL
AIR LINES, INC.          $   0.6        1999        $     6.4             $     0(16)         Stage II       60,158      48,404

KIWI INTERNATIONAL
AIR LINES, INC.              0.6        1999              6.2                   0(16)         Stage II       61,530      49,513

CONTINENTAL
AIRLINES, INC.               1.0        1996              7.8                   0             Stage II       62,650      42,033

Currently
off lease                     --          --             19.7(11)               0(12)         Stage II(6)    81,704      16,146

TRANS WORLD
AIRLINES, INC.               2.2        2004             16.0                   0             Stage III      39,559      20,704

USAIR, INC.                  1.2        1998(15)          8.2                   0             Stage III      38,405      35,312

KIWI INTERNATIONAL
AIR LINES, INC.              (13)       1999              0.1(14)              N/A            Stage II       40,368      36,805
- ----------------------------------------------------------------------------------------------------------------------------------

(8) The current lease origination date represents either the date that the aircraft was delivered to the current lessee or the date that the Partnership assumed the lease from the prior owner.

(9) Aircraft is currently off lease and is being re-marketed. Appraised value reflected for the Boeing 747 aircraft represents its approximate current market value unencumbered by a lease.

(10) The engine was not appraised. Value is based upon life remaining until overhaul and current market rental value.

(11) Excludes $3.9 million received in connection with the Boeing 747 lease settlement which was accounted for under the cost recovery method.

(12) Excludes work estimated at a cost of $1.3 million with respect to the Boeing 747 aircraft. Such work is expected to be completed in 1996.

(13) $105 per flight hour of use, approximately 50% of which is reserved for maintenance and the balance of which is recorded as rental revenue.

(14)     This amount was recorded as rental revenue with respect to the engine.

(15) If USAir does not renew the lease for an initial three year renewal period, the Partnership is entitled to a lease termination payment.

(16) The Partnership incurred aggregate maintenance costs of $339,000 and $241,000, respectively, with respect to such aircraft. These expenses were funded by payments received from Northwest aggregating $758,000 upon the return of such aircraft and in lieu of Northwest completing certain maintenance obligations required by the leases.

                                     ELEVEN

                        PEGASUS AIRCRAFT PARTNERS, L.P.

                             ANSWERS TO FREQUENTLY

                                ASKED QUESTIONS

1. Why is the estimated annual valuation of my investment in the Partnership lower than last year?

The primary reason for lower estimated valuations at year-end 1995 is that during the year, investors received distributions, part of which were deemed to be a return of capital.

2. How is an investor's original capital returned?

Because aircraft are depreciating assets in the current market and are expected to be in the foreseeable future, at least a portion of the cash distributions to a limited partner paid from lease revenues reflects a return of capital. Thus, original capital is returned gradually over time as part of each quarterly cash distribution. The total return to an investor will depend on lease renewal rates, lease terms, aircraft sales proceeds and other factors and cannot be determined until the dissolution of the Partnership.

3. Why are the prices that I could receive on the secondary market below the estimated value of my investment in this Partnership?

The secondary market is not an organized market or exchange, but a way that investors might sell their investment if they have to prior to the liquidation of the Partnership. Limited Partnership units do not trade in the same manner or to the same extent as other equity securities, and secondary market prices generally are not a reliable indicator of the value of an investment in a limited partnership. The lack of an organized market for limited partnership interests complicates efforts to report valuation information for these investments. Thus, these estimates are often based on estimates of the future performance of the aircraft leases and the liquidation value of the aircraft, which can be difficult to assess. In addition, there are currently more potential sellers than buyers, so prices have remained low. Because of this imbalance, the resale process is not considered to be an efficient marketplace. That is, the prices paid typically do not reflect the estimated value of the underlying assets if held to maturity, but are instead the result of sellers who are willing to accept low prices because of their immediate need for liquidity.

4. How much longer do you anticipate the Partnership to be in existence?

The portfolio of aircraft or individual aircraft will be sold when the General Partners feel it is in the best interest of the Partnership to do so, subject to the existing lease and resale market. Depending on the creditworthiness of a lessee, an aircraft with a lease in place may be more valuable than one without. The General Partners still believe 1997-2001 to be a good estimate although, with current market conditions, the latter part of that time frame is more likely. The Partnership will be liquidated when all aircraft are sold, either individually or as a portfolio, the business is concluded and final distributions have been made.

                                     TWELVE

                         PEGASUS AIRCRAFT PARTNERS, L.P.

                                    FINANCIAL
                                   STATEMENTS

                                 Balance Sheets
                                    FOURTEEN

                              Statements of Income
                                     FIFTEEN

                         Statements of Partners' Equity
                                     SIXTEEN

                            Statements of Cash Flows
                                    SEVENTEEN

                          Notes to Financial Statements
                                    EIGHTEEN

                        Report of Independent Accountants
                                  TWENTY-SEVEN




                                    THIRTEEN

                         PEGASUS AIRCRAFT PARTNERS, L.P.



                                 BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT UNIT DATA)

                                                                        DECEMBER 31
                                                         --------------------------------------------
                                                            1995                         1994


ASSETS
Cash and cash equivalents (Note 4)                       $  4,081                    $  1,763
Restricted cash (Note 5)                                    1,135                         907
Rent and other receivables (Note 5)                         1,534                       1,953
Aircraft, net (Note 5)                                     29,814                      37,961
Prepaid expenses                                               47                          35
- -----------------------------------------------------------------------------------------------------
    Total Assets                                          $36,611                     $42,619
- -----------------------------------------------------------------------------------------------------

LIABILITIES AND PARTNERS' EQUITY

  LIABILITIES:
  Notes payable (Note 7)                                 $  1,625                    $  2,000
  Accounts payable and accrued expenses                        98                          76
  Payable to affiliates (Note 6)                              628                         280
  Distributions payable to partners                         1,616                       1,818
  Maintenance reserves payable                              1,235                         522
  Deferred rental income                                      218                         137
  Accrued interest payable                                     15                          16
- -----------------------------------------------------------------------------------------------------

    Total Liabilities                                       5,435                        4,849
- -----------------------------------------------------------------------------------------------------

  CONTINGENCIES (Notes 5, 7 and 9)

  PARTNERS' EQUITY:
  General Partners                                           (485)                       (420)
  Limited Partners (4,000,005 units outstanding
    in 1995 and 1994)                                      31,661                      38,190
- -----------------------------------------------------------------------------------------------------
      Total Partners' Equity                               31,176                      37,770
- -----------------------------------------------------------------------------------------------------
      Total Liabilities and Partners' Equity              $36,611                     $42,619
- -----------------------------------------------------------------------------------------------------


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                    FOURTEEN

                         PEGASUS AIRCRAFT PARTNERS, L.P.

                              STATEMENTS OF INCOME
              (IN THOUSANDS, EXCEPT UNIT DATA AND PER UNIT AMOUNTS)

                                                              FOR THE YEARS ENDED DECEMBER 31
                                                      -----------------------------------------------
                                                            1995           1994          1993
REVENUE:
Rentals from operating leases                         $     6,076    $     8,527   $     9,062
Interest                                                      293            230           218
Other income                                                  233              -             -
- -----------------------------------------------------------------------------------------------------

                                                            6,602          8,757         9,280
- -----------------------------------------------------------------------------------------------------
EXPENSES:
  Depreciation and amortization                             4,105          5,312         5,094
  Provision for decline in market value of aircraft
    (Note 5)                                                  400          2,000           434
  Management and re-lease fees (Note 6)                       698            601           602
  General and administrative (Note 6)                         210            180           166
  Direct lease                                                107            115            97
  Interest expense                                            202            123             -
  Aircraft maintenance and storage                              -              -             6
- -----------------------------------------------------------------------------------------------------
                                                            5,722          8,331         6,399
- -----------------------------------------------------------------------------------------------------
NET INCOME                                           $        880   $        426   $     2,881
- -----------------------------------------------------------------------------------------------------
NET INCOME ALLOCATED:
  To the General Partners                                       9              4            29
  To the Limited Partners                            $        871   $        422   $     2,852
- -----------------------------------------------------------------------------------------------------

                                                     $        880   $        426   $     2,881
- -----------------------------------------------------------------------------------------------------

NET INCOME PER LIMITED PARTNERSHIP UNIT              $        .22   $        .11  $        .71
- -----------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF LIMITED
  PARTNERSHIP UNITS OUTSTANDING                         4,000,005      4,000,005     4,000,005
- -----------------------------------------------------------------------------------------------------


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                     FIFTEEN

                         PEGASUS AIRCRAFT PARTNERS, L.P.

                         STATEMENTS OF PARTNERS' EQUITY
                                 (IN THOUSANDS)

                                               FOR THE YEARS ENDED DECEMBER 31 1995, 1994 AND 1993
                                               ------------------------------------------------------
                                                    GENERAL          LIMITED
                                                   PARTNERS         PARTNERS             TOTAL

Balance, December 31, 1992                          $(305)           $49,716           $49,411
  Net income                                           29              2,852             2,881
  Distributions to partners declared                  (76)            (7,600)           (7,676)
- -----------------------------------------------------------------------------------------------------

Balance, December 31, 1993                           (352)            44,968            44,616
  Net income                                            4                422               426
  Distribution to partners declared                   (72)            (7,200)           (7,272)
- -----------------------------------------------------------------------------------------------------

Balance December 31, 1994                            (420)            38,190            37,770
Net income                                              9                871               880
Distributions to partners declared                    (74)            (7,400)           (7,474)
- -----------------------------------------------------------------------------------------------------

Balance December 31, 1995                           $(485)           $31,661           $31,176
- -----------------------------------------------------------------------------------------------------


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                     SIXTEEN

                         PEGASUS AIRCRAFT PARTNERS, L.P.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              FOR THE YEARS ENDED DECEMBER 31
                                                          -------------------------------------------
                                                            1995            1994         1993
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                              $   880        $   426        $2,881
  Adjustments to reconcile net income to net
    cash provided by operating activities:

      Depreciation and amortization                         4,105          5,312         5,094
      Provision for decline in market value of aircraft       400          2,000           434
      Unrestricted maintenance reserves received from
        lessee                                                100            325           433
      Utilization of maintenance reserve provided for           -           (580)            -

      Change in assets and liabilities:

        Rent and other receivables                            128            231          (261)
        Prepaid expenses                                      (12)            (7)           33
        Accounts payable and accrued expenses                  22             28           (34)
        Payable to affiliates                                 348            217            20
        Deferred rental income                                 81            (45)         (137)
        Accrued interest payable                               (1)            16             -
- -----------------------------------------------------------------------------------------------------
          Net cash provided by operating activities         6,051          7,923         8,463
- -----------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Continental settlement, net                               3,673              -             -
  Capitalized aircraft improvements                           (31)        (2,723)         (225)
  Advances to lessees                                           -           (100)       (1,089)
  Repayment of advances by lessees                            291            332           176
- -----------------------------------------------------------------------------------------------------
    Net cash provided by (used in) investing activities     3,933         (2,491)       (1,138)
- -----------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes payable                                   -          2,150             -
  Repayment of notes payable                                 (375)          (150)            -
  Transfers from (to) restricted cash                         385           (140)         (140)
  Cash distributions paid to partners                      (7,676)        (7,272)       (7,878)
- -----------------------------------------------------------------------------------------------------
    Net cash used in financing activities                  (7,666)        (5,412)       (8,018)
- -----------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS        2,318             20          (693)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR              1,763          1,743         2,436
- -----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                    4,081          1,763        $1,743
- -----------------------------------------------------------------------------------------------------
Supplemental Schedule of Cash Flow Information:

  Interest Paid                                           $   203        $   107     $       -
- -----------------------------------------------------------------------------------------------------
  Restricted maintenance reserves collected net of
    maintenance drawdowns                                 $   613        $   522     $       -
- -----------------------------------------------------------------------------------------------------
NONCASH TRANSACTIONS
  Distributions to partners declared but unpaid            $1,616         $1,818        $1,818


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                    SEVENTEEN

                         PEGASUS AIRCRAFT PARTNERS, L.P.

                               NOTES TO FINANCIAL
                                   STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION Pegasus Aircraft Partners, L.P. (the "Partnership"), a Delaware limited partnership, maintains its accounting records and prepares financial statements on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant assumptions and estimates relate to useful life and recoverability of the aircraft and tax indemnity provisions described below. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS The Partnership invests funds not immediately required for operations or distributions in short term, highly liquid investments until such time as the funds are required to meet its obligations. The short term, highly liquid investments are recorded at cost, which approximates fair market value. For purposes of the balance sheets and the statements of cash flows, the Partnership considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

RESTRICTED CASH Restricted cash represents maintenance reserves (also described below) collected from Kiwi International Air Lines, Inc. ("Kiwi") with respect to the two aircraft leased to Kiwi. (See also Note 5 "Aircraft Under Operating Leases.") In prior years, restricted cash included cash in a collateral account that secured the Partnership's obligation under a letter of credit agreement (see Note 5 "Aircraft Under Operating Leases" and Note 7 "Notes Payable," for further discussion).

AIRCRAFT AND DEPRECIATION The aircraft are recorded at cost, which includes acquisition costs and the acquisition fee and the financial management advisory fee paid to the General Partners. Depreciation is computed using the straight-line method over an estimated economic life of twelve years (five years for the aircraft engine separately leased to Kiwi). Improvements to aircraft are capitalized when incurred and depreciated, generally over the remaining useful life of the improvement. The Partnership evaluates these estimates based upon changes in market conditions in accordance with generally accepted accounting principles. Accordingly, the Partnership records a provision for decline in market value of aircraft to recognize a loss in the value of an aircraft when the General Partners believe that the recoverability of the Partnership's investment in an aircraft has been impaired. Proceeds received in lease settlements or terminations are accounted for under the cost recovery method when and to the extent that, based upon third party appraisals and market conditions, there has been a diminution to the carrying value of the aircraft.

IMPACT OF FUTURE ADOPTION OF RECENTLY ISSUED ACCOUNTING STANDARDS The Financial Accounting Standards Board recently issued FASB 121, "Accounting for the impairment of long lived assets and long lived assets to be disposed of" ("FAS 121"). FAS 121 requires companies to review their long lived assets, such as the Partnership's aircraft, and certain identifiable intangibles for impairment whenever events and changes in circumstances indicate that the carrying value of a long lived asset may not be recoverable. The Partnership will be required to adopt the provision of FAS 121 as of January 1996. The Partnership believes that based upon current operations and current methods used to evaluate declines in market value, the future adoption of FAS 121 will not have a material impact on the Partnership's financial condition or results of operations.

TAX BENEFIT TRANSFER LEASE The McDonnell Douglas MD-81 aircraft under lease to USAir, Inc. ("USAir") was purchased subject to a tax benefit transfer lease that provided for the transfer of the investment tax credits and depreciation deductions with respect to the aircraft to a tax lessor. The transfer was accomplished by the sale, for income tax purposes only, of the aircraft to the tax lessor for cash and a note and a leaseback of the aircraft for rental payments that match the payments on the note. Under the terms of the tax benefit transfer lease, the Partnership's required rental payments are contingent upon and may, by agreement, be offset by the tax lessor's required note payments. Accordingly, no asset or liability for the tax benefit transfer lease has been recorded.

MAINTENANCE RESERVE FUNDS Two of the Partnership's leases require the lessee to make monthly payments to maintenance reserve funds administered by the Partnership. The Partnership is obligated to reimburse the lessee for specified maintenance costs out of the reserve funds, upon submission of appropriate evidence documenting the maintenance costs incurred by the lessee. Interest earned on the reserve funds is deposited into the funds and utilized in the same manner as other payments to the funds. These reserve funds are included in restricted cash on the balance sheets.

OPERATING LEASES The aircraft leases, which are structured principally as triple net leases, are accounted for as operating leases. Lease revenues are recognized ratably over the terms of the related leases.

DEFERRED RENTAL INCOME Deferred rental income represents rental payments received in advance that have not been earned.

                                    EIGHTEEN

                         PEGASUS AIRCRAFT PARTNERS, L.P.

INCOME TAXES No provision for income taxes has been made in the financial statements since such taxes are the responsibility of the individual partners rather than the Partnership.

NET INCOME PER LIMITED PARTNERSHIP UNIT The net income per limited partnership unit is computed by dividing the net income allocated to the limited partners by the weighted average number of Units outstanding for the period.

2. ORGANIZATION OF THE PARTNERSHIP

The Partnership was formed on June 23, 1988 for the purpose of acquiring, leasing and ultimately selling used commercial aircraft principally to U.S. airlines. The Managing General Partner of the Partnership is Pegasus Aircraft Management Corporation, a wholly-owned subsidiary of Pegasus Capital Corporation, and the Administrative General Partner is Air Transport Leasing, Inc., a wholly-owned subsidiary of PaineWebber Group Inc. (collectively, the "General Partners").

The Partnership is required to dissolve and distribute all of its assets no later than December 31, 2012. The Partnership may reinvest the proceeds from sales of aircraft occurring prior to March 22, 1997 provided that, prior to any such reinvestment, the Partnership distributes to the limited partners cash in an amount sufficient to pay any federal and state income taxes to be incurred by the limited partners as a result of the aircraft sale. Thereafter, the net proceeds of any sales of aircraft will be distributed to the partners.

Upon formation of the Partnership, the General Partners each contributed $500 to the capital of the Partnership, and the initial limited partner contributed $100 for five limited partnership depositary units ("Units"). An additional 4,000,000 Units were then sold at a price of $20.00 per Unit, with the Partnership receiving gross offering proceeds of $80,000,000.

Title to the aircraft owned by the Partnership is held by non-affiliated trustees of trusts of which the Partnership is the beneficiary or one of two beneficiaries. The purpose of this method of holding title is to satisfy certain registration requirements of the Federal Aviation Administration.

3. PARTNERSHIP ALLOCATIONS

The Partnership Agreement provides that cash flow from operations be distributed on a quarterly basis at the General Partners' discretion, 99% to the limited partners and 1% to the General Partners. Cash flow is defined in the Partnership Agreement as including cash receipts from operations and interest income earned, less expenses incurred and paid in connection with the ownership and lease of the aircraft. Depreciation and amortization expenses are not deducted from cash receipts in determining cash flow. Distributable proceeds from sales of aircraft upon liquidation of the Partnership will be distributed in accordance with the partners' capital accounts after all allocations of income and losses.

Income and losses generally will be allocated 99% to the limited partners and 1% to the General Partners. Upon the sale of aircraft, gain generally will be allocated, first, to the General Partners in an amount equal to the difference between their capital contributions and 1.01% of the aggregate capital contributions of the limited partners, and, then, 99% to the limited partners, and 1% to the General Partners.

4. CASH EQUIVALENTS

The Partnership invests funds not immediately required for operations or distributions in short-term, highly liquid investments. These investments are primarily short-term commercial paper issued by large domestic corporations. At December 31, 1995, the Partnership held short-term commercial paper issued by Ford Motor Credit Company (with various maturities) with par values aggregating $3,826,000, which were acquired at cost aggregating $3,806,985, and short term commercial paper issued by John Deere, Inc. with a par value of $150,000, which was purchased for a cost of $148,974.

5. AIRCRAFT UNDER OPERATING LEASES

NET INVESTMENT IN AIRCRAFT

The Partnership's net investment in aircraft as of December 31, 1995 and 1994 consisted of the following (in thousands):

                                                       1995            1994
Aircraft on operating leases                         $ 56,095        $ 74,415
Less: Accumulated depreciation                        (26,995)        (31,507)
     Reserve for decline in
       market value of aircraft                        (5,169)         (4,769)
     Provision for maintenance cost                      (178)           (178)
- --------------------------------------------------------------------------------
                                                       23,753          37,961
Aircraft held for lease                              $ 18,351        $   --
Less: Accumulated depreciation                         (8,617)           --
     Net lease settlement proceeds
       accounted for as cost recovery                  (3,673)           --
- --------------------------------------------------------------------------------
                                                        6,061            --
- --------------------------------------------------------------------------------
                                                     $ 29,814        $ 37,961
- --------------------------------------------------------------------------------


Net investment in aircraft includes depreciated cost of approximately $127,000 for a spare engine leased to Kiwi at December 31, 1995.

                                    NINETEEN

                         PEGASUS AIRCRAFT PARTNERS, L.P.

Financial Terms of Leases

KIWI INTERNATIONAL AIR LINES LEASES The Partnership owns two Boeing 727-200 non-advanced aircraft, originally acquired in December 1988 for $6,308,000 per aircraft. The aircraft were originally leased to Northwest Aircraft, Inc. ("Northwest") subject to operating leases, one of which expired in August 1993 and the other expired in April 1994, both after short extensions at lower lease rates. Upon the expiration of the leases, Northwest paid the Partnership $433,000 and $325,000 representing economic settlements in lieu of completing certain maintenance procedures required for the respective leases. On February 1994 and April 1994, the Partnership entered into the leases with Kiwi International Air Lines, Inc. ("Kiwi"), each for terms of approximately five years with rents payable monthly in advance $55,000 per aircraft. The leases also required Kiwi to pay maintenance reserves, which can be drawn down by Kiwi for specific maintenance procedures, of $250 per flight hour. The aircraft were delivered in April and July 1994. In connection with the first Kiwi lease, the Partnership also acquired an additional aircraft engine at a cost of $195,000, which is used as a spare by Kiwi on a utilization basis at $105 per flight hour of use.

In connection with the Kiwi leases, the Partnership completed certain maintenance procedures, aircraft-aging related modifications, the purchase of the spare engine for Kiwi's fleet discussed above and other lessee-required modifications prior to delivery of the aircraft to Kiwi at an aggregate cost of $3,303,000, of which $580,000 represented maintenance-related work funded by the maintenance-related payments received from Northwest and the balance of which was capitalized as part of the Partnership's basis in the aircraft.

During the terms of the leases, Kiwi can request that the aircraft be hushkitted to obtain Stage III noise abatement for which the lease term will be reset to five years with lease payments increasing to amortize the cost of hushkitting at the rate of 2% per month. Alternatively, the Partnership can deem the hushkitting economically unfeasible at which point Kiwi can terminate the lease and return the aircraft. Based upon the composition of its fleet and the FAA mandated deadlines for compliance with Stage III Noise Regulation, management believes that Kiwi will request that the Partnership hushkit one or both of the Boeing 727 aircraft by December 1996. Such upgrade is estimated to cost $1.9 million per aircraft and the Partnership would need to acquire additional financing to complete such work.

During 1995, Kiwi encountered continued liquidity and operating problems. The Partnership and Kiwi agreed to a deferral of February 1995 and half of March 1995 rent ($165,000 in the aggregate) plus an accommodation to permit Kiwi to not fund the maintenance reserves in February, March and April 1995. The deferred rent is payable with interest of 12% over a nine month period, which began July 1, 1995. All 1995 payments have been made as scheduled and the outstanding balance was approximately $56,000 at December 31, 1995. Additionally, at December 31, 1995, the Partnership held maintenance deposits aggregating $1,135,000 with respect to the Kiwi aircraft. Kiwi requested additional time to make February rental, deferred rental and maintenance payments and made such payments in late February 1996 and early March 1996. Kiwi's ability to make future payments on a timely basis is uncertain due to continued liquidity and capital concerns.

The Partnership recorded provisions for decline in market value of $1,943,000 and $2,335,000 during the years ended December 31, 1994 and 1992, respectively, with respect to these aircraft. These provisions are reflected in the carrying value of the Partnership's investments in these two aircraft as of December 31, 1995.

CONTINENTAL AIRLINES LEASES During December 1988, the Partnership acquired a Boeing 727-200 advanced aircraft for a total purchase price of $8,025,000. The aircraft was originally subject to an operating lease with Continental Airlines, Inc. ("Continental"), the term of which ends on October 31, 1996. Rental payments are payable monthly, in advance at the rate of $81,000.

During December 1988, the Partnership acquired a Boeing 747-100 aircraft for a total purchase price of $17,847,000. The aircraft was originally subject to an operating lease with Continental, the term of which was scheduled to expire on April 30, 1996 with rental payable monthly, in advance, at the rate of $269,000.

In January 1995, Continental announced that it was grounding its Airbus Industrie manufactured aircraft and taking certain Boeing 747 aircraft out of service, including the Boeing 747 aircraft owned by the Partnership. Continental discontinued utilizing the aircraft, did not make any rental payments after January 1995 and returned the aircraft to the Partner-ship. During the quarter ended September 30, 1995, the Partnership and Continental completed the negotiation of a lease settlement agreement ("Lease Settlement"). Under the terms of the Lease Settlement, Continental agreed to pay the Partnership the amount otherwise due under the lease as rent for the period February 1995 to August 1995 plus a discounted amount representing the amount of rent that would have been due under the lease for the period September 1, 1995 to April 30, 1996, the scheduled expiration date of the lease. Continental returned the aircraft and engines in the return condition required by the lease. On

                                     TWENTY

                         PEGASUS AIRCRAFT PARTNERS, L.P.

October 16, 1995 the Partnership received the Lease Settlement proceeds totaling $3,906,491.

A substantial portion of the proceeds were accounted for under the cost recovery method reducing the Partnership's net carrying value of the aircraft. At December 31, 1995, the Partnership had a carrying value of $6,061,000 in the 747-100 aircraft, which approximated its estimated market value at such date. The remaining gain on the lease settlement was offset by the related management fees accrued and thus no net gain or loss was recognized on the settlement.

The Partnership has entered into various lease modifications and financing arrangements with Continental as a result of the bankruptcy, which are summarized below. Continental filed for Chapter 11 bankruptcy protection on December 3, 1990 and stopped making lease payments.

On July 3, 1991, the Bankruptcy Court approved an agreement amending the Partnership's lease agreements with Continental with respect to the Partnership's Boeing 727-200 advanced and Boeing 747-100, aircraft. Pursuant to the agreement, Continental paid 50% of the rentals due each month, effective June 1, 1991. Continental resumed paying 100% of the rentals due each month beginning October 1, 1991, issued promissory notes for the unpaid rents for December 1990 through May 1991 and the remaining 50% of the rentals due for the months of June 1991 through September 1991 (which totaled $2,798,000 and which were sold to an unaffiliated third party) and reduced the rentals with respect to the Boeing 727-200 advanced aircraft from $118,000 to $81,000 per month, effective December 1, 1990. The amount of the rent payable with respect to the Boeing 747-100 aircraft was not changed.

Additionally, the Partnership also agreed to and advanced $500,000 for certain qualifying capital expenditures incurred by Continental with respect to the Boeing 747-100 aircraft and $250,000 for the Boeing 727-200 advanced aircraft. Continental agreed to repay the amounts advanced by the Partnership pursuant to this financing arrangement, with interest at 12% per annum, over the lesser of 36 months or the then remaining lease term. The advances for these qualifying capital expenditures, were funded from operating reserves. The balance of the related receivables aggregated $199,000 at December 31, 1995. All first quarter 1996 repayments of advances have been made by Continental when due.

On December 30, 1992, the Bankruptcy Court approved an agreement to further amend the Partnership's lease agreements with Continental with respect to the Partnership's Boeing 727-200 advanced, and Boeing 747-100, aircraft. Pursuant to the agreement, rentals attributable to the period from November 1, 1992 through February 15, 1993 were deferred. Continental resumed paying rentals on a current basis beginning February 15, 1993. The deferred rentals are payable, along with interest at the rate of 8.70% per annum, in 36 equal monthly installments which began May 1, 1993. At December 31, 1995, the balance of the deferred rentals was $152,000. All first quarter 1996 repayments of deferred rentals have been made by Continental when due.

The Partnership recorded a provision for decline in market value of $400,000 and $57,000 during the years ended December 31, 1995 and 1994, respectively, to reflect an estimate of recoverability of the Partnership's investment in the Boeing 727-200 aircraft.

TRANS WORLD AIRLINES LEASE During February 1989, the Partnership acquired a McDonnell Douglas MD-82 aircraft for a total purchase price of $21,017,000. The aircraft is subject to an operating lease with Trans World Airlines, Inc. ("TWA"). The lease, which was originally scheduled to expire on April 23, 1993, was modified and, under the terms of the lease amendment, was extended until October 1, 1998 with rentals payable monthly, in advance, at the rate of $185,000 per month.

Pursuant to the lease amendment, the Partnership reimbursed TWA for $225,000 of capital improvements and advanced $750,000 to TWA to finance certain major maintenance procedures. TWA is repaying the $750,000 to the Partnership over the remaining lease term, in equal monthly installments, with interest at a fixed rate of 9.68%. At December 31, 1995, the balance of the receivable was $428,000 ($557,000 at December 31, 1994). All first quarter 1996 payments have been made by TWA.

In mid-October 1994, because of operating and financial problems, TWA announced that it would seek a global restructuring of its capital by offering common stock for its debt securities preferred stock obligation and lease deferrals negotiated with aircraft lessors, such as the Partnership, ("Exchange Offer"). TWA and the Partnership agreed to a deferral of 50% of the original rent scheduled for November 1994 and 75% of the original schedule from December 1994 to April 1995, with originally scheduled payments resuming in May 1995. Additionally, TWA and the Partnership reached an agreement to extend the lease of the MD-82 aircraft by six years beyond the then scheduled expiration date to October 1, 2004 at the current lease rate at $185,000 per month. All rents deferred during the November 1994 to April 1995 period are scheduled to be repaid with interest at 12% from the date of the deferral over an 18 month period commencing May 1, 1995. On June 30, 1995, TWA filed its prepackaged reorganization plan under Chapter 11 of the U.S. Bankruptcy Code. On

                                   TWENTY ONE

                         PEGASUS AIRCRAFT PARTNERS, L.P.

August 23, 1995, the reorganization plan, which included the foregoing lease modifications, was confirmed by the Bankruptcy Court, and TWA emerged from bankruptcy. TWA has made all rental payments, advance repayments and payments of deferred rent when due. However, there can be no assurance that TWA will be able to meet its obligations in the future. At December 31, 1995 and 1994, the Partnership had $465,000 and $231,000, respectively, of deferred rent receivables relating to the TWA aircraft which were included in rents and other receivables on the balance sheets.

USAIR LEASE During March 1989, the Partnership acquired one-half of the beneficial interest in a trust ("Trust"), which is the owner/lessor of a McDonnell Douglas MD-81 aircraft for a total purchase price of $9,999,000. The remaining one-half interest in the Trust is owned by Pegasus Aircraft Partners II, L.P., an affiliated partnership. The aircraft is subject to an operating lease with USAir, the term of which ends on June 1, 1998. The lease may be terminated subject to the lessee's guarantee that the Partnership will receive contractually defined minimum termination values upon re-marketing of the aircraft. Rental payments are payable quarterly, in arrears, at a rate of $304,000 (for the Partnership's one-half interest in the aircraft). The lease provides for one three-year renewal option, at the same quarterly rental rate. If the lease is not renewed for the first renewal period, the lessee must make a termination payment of $1,113,000 to the Partnership. The lessee also has three additional one-year renewal options at fair market rental rates. The lessee may elect to purchase the aircraft at its fair market value at the end of any renewal term.

The McDonnell Douglas MD-81 aircraft was purchased subject to a tax benefit transfer lease ("TBT lease"), which provided for the transfer of the investment tax credits and depreciation deductions with respect to the aircraft to a tax lessor. Under the TBT lease, the Trust, as the owner of the aircraft and the tax lessee under the TBT lease, has agreed to indemnify the tax lessor if certain anticipated tax benefits are lost by the tax lessor as a result of, among other things, acts or omissions by the Trust, breach of covenants by the Trust under the TBT lease, loss or damage to the aircraft or use of the aircraft outside the United States. The TBT lease requires that a letter of credit be posted to secure this obligation. The Partnership shares in the annual cost of the letter of credit and is obligated for one-half of any calls on the letter of credit.

The letter of credit has a current face amount of approximately $2.3 million. Through June 1995 the letter of credit agreement obligated the Partnership to deposit $35,000 per quarter (beginning on June 1, 1992 and originally scheduled to terminate on June 1, 1997) into a restricted account at the bank ("Lender") that issued the current letter of credit. The funds in this restricted account, which totaled $385,000 at December 31, 1994, served as cash collateral to collateralize the Partnership's obligations under the letter of credit agreement. In July 1995, the Partnership restructured its borrowing arrangement with the Lender, extending the $4,000,000 commitment to May 1997. The Lender, which also separately held the cash collateral account, released its security interest in the cash collateral account and eliminated the requirement for future deposits to such account.

Under the operating lease, the lessee, USAir, Inc., has assumed all liabilities, indemnities and obligations of the Trust to the tax lessor under the TBT lease and has agreed to indemnify the Trust for any liability, indemnity or obligation to the tax lessor under the TBT lease except for liability resulting from breaches by the Trust of covenants under the operating lease. It has not posted a letter of credit to secure this obligation. As a result of the foregoing, if the tax lessor draws on the letter of credit as a result of action by the lessee, the Partnership and Pegasus Aircraft Partners II, L.P., through the Trust, will be responsible for the loss to the tax lessor until they can obtain indemnification from the lessee.

The tax lessor is entitled to call on the letter of credit whether its loss of tax benefits is caused by Pegasus Aircraft Partners II, L.P. or the Partnership, and Pegasus Aircraft Partners II, L.P. and the Partnership have agreed to indemnify each other for any loss occasioned by the acts of the other. To date, there have been no calls against the letter of credit.

GENERAL The aircraft leases are principally triple net leases. As such, during the terms of leases, the lessees are required to pay substantially all expenses associated with the aircraft and, in the case of Kiwi, also fund certain maintenance expenses through hourly maintenance reserves paid monthly.

SIGNIFICANT LESSEES

The Partnership leased its aircraft to four different airlines during 1995. Revenues from airlines which accounted for greater than 10% of the Partnership's total rental revenues during 1995, 1994 and 1993 are as follows:

                                            PERCENTAGE OF RENTAL REVENUES
AIRLINES                                   1995          1994          1993
Trans World Airlines, Inc.                 36.5%         26.0%         25.1%
Kiwi International Air Lines, Inc.         23.2          --            --
Continental Airlines, Inc.                 20.3          49.2          45.8
USAir, Inc.                                20.0          14.2          13.4
Northwest Aircraft, Inc.                     --          --            15.7

                                   TWENTY TWO

                         PEGASUS AIRCRAFT PARTNERS, L.P.

Such percentages excluded the lease settlement payment received from Continental in 1995 with respect to the 747-100 previously leased to them. Such proceeds were substantially accounted for under the cost recovery method. Future Minimum Rental Income The following is a schedule by year of future minimum rental income under the leases as of December 31, 1995 (in thousands):

        YEAR                    AMOUNT
        1996                  $  5,561
        1997                     4,754
        1998                     4,754
        1999                     4,754
        2000                     3,434
        Thereafter               8,802
- --------------------------------------
        Total                  $32,059
- --------------------------------------


The above schedule of future minimum rental income does not include the rental income that would result from the renewal of existing leases or the re-leasing of aircraft, except for the initial three-year renewal period (June 1998 to June
2001) for the McDonnell Douglas MD-81 aircraft under lease to USAir, Inc. This renewal is included since USAir must make a termination payment $1,113,000 if the renewal is not exercised.

The Partnership operates in one industry, the leasing of used aircraft to commercial airlines.

6. TRANSACTIONS WITH AFFILIATES

MANAGEMENT FEES The General Partners receive a quarterly subordinated base management fee in an amount generally equal to 1.5% of gross aircraft rentals, net of re-lease fees paid. Of this amount, 1.0% is payable to the Managing General Partner and 0.5% is payable to the Administrative General Partner. During the years ended December 31, 1995, 1994 and 1993, the General Partners earned base management fees of $148,000, $126,000 and $135,000, respectively.

The General Partners also receive a quarterly subordinated incentive management fee in an amount equal to 4.5% of quarterly cash flow and sales proceeds (net of resale fees), of which 2.5% is payable to the Managing General Partner and 2.0% is payable to the Administrative General Partner. During the years ended December 31, 1995, 1994 and 1993, the General Partners earned incentive management fees of $426,000, $365,000 and $396,000, respectively.

RE-LEASE FEES The General Partners receive a quarterly subordinated fee for re-leasing aircraft or renewing a lease in an amount equal to 3.5% of the gross rentals from such re-lease or renewal for each quarter for which such payment is received. Of this amount, 2.5% is payable to the Managing General Partner and 1.0% is payable to the Administrative General Partner. During the years ended December 31, 1995, 1994 and 1993, the General Partners earned $124,000, $110,000 and $71,000, respectively, of re-lease fees.

ACCOUNTABLE EXPENSES The General Partners are entitled to reimbursement of certain expenses paid on behalf of the Partnership that are incurred in connection with the administration and management of the Partnership. Such reimbursable expenses amounted to $50,000, $50,000 and $51,000 during 1995, 1994 and 1993, respectively, all of which were paid or accrued to the Administrative General Partner.

OTHER In 1994, the Partnership acquired an aircraft engine from Pacific Aviation Holding Company, an affiliate of the Managing General Partner, at a purchase price of $195,000. The purchase price paid by the Partnership was equal to Pacific Aviation Holding Company's actual cost of the engine. The depreciated cost of the engine is included in Aircraft, net on the balance sheet on December 31, 1995.

During 1995, the Administrative General Partner voluntarily deferred the receipt of management fees and re-lease fees earned beginning January 1995. Such amount aggregated $273,000.

7. NOTES PAYABLE

During April 1994, the Partnership established a loan facility with an unaffiliated, third-party lender ("Lender"), which was collateralized by the Partnership's one-half interest in the McDonnell Douglas MD-81 aircraft leased to USAir, Inc. and the Partnership's Boeing 747-100 aircraft leased to Continental. Under the terms of the loan agreement, the Partnership was entitled to borrow up to $4,000,000, the commitment for which expired on May 1, 1995. The loan agreement required a commitment fee on the unborrowed funds of 0.5% per annum payable quarterly. There are no compensating balance requirements. The Partnership had an option for a fixed (market interest rate on the U.S. Treasury bond with a similar maturity plus 2.75%) or floating (the Lender's prime rate plus 1.5%) rate of interest.

In July 1995, the Partnership and the Lender completed an extension of the commitment. Under the new agreement, the aggregate commitment will remain at $4,000,000, the Partnership's ability to borrow under the facility will be extended until May 1, 1997 and the floating interest rate charged under the facility will be reduced to the Lender's prime rate plus 0.5%. The Lender released the Boeing 747-

                                  TWENTY THREE

                         PEGASUS AIRCRAFT PARTNERS, L.P.

100 aircraft as collateral under the loan and received as substitute collateral a perfected security interest in the Partnership's MD-82 aircraft leased to TWA. Through December 31, 1995, the Partnership had borrowed an aggregate of $2,150,000 pursuant to the loan agreement, of which $1,625,000 and $2,000,000 were outstanding at December 31, 1995 and December 31, 1994, respectively.

Based upon the outstanding borrowings at December 31, 1995, the required repayment schedule is as follows(in thousands):

        YEAR                    AMOUNT
        1996                   $   407
        1997                       442
        1998                       481
        1999                       295
- --------------------------------------
                                $1,625
- --------------------------------------


8. RECONCILIATION TO INCOME TAX METHOD OF ACCOUNTING

The following is a reconciliation of the net income as shown in the accompanying financial statements to the taxable income (loss) reported for federal income tax purposes (in thousands):

                                     1995           1994           1993
Net income per
  financial statements             $   880        $   426        $ 2,881
Increase (decrease)
  resulting from:
   Depreciation                     (2,037)          (613)          (428)
   Reserves for
     maintenance costs
      and decline in market
     value of aircraft                 500          1,745            867
   Continental lease
     settlement proceeds
     accounted for as
     cost recovery                   3,673             --             --
   TBT interest income less
     TBT rental expense               (591)          (470)          (375)
     Deferred rental income            218           (182)          (136)
     Other                              43             53             56
   Maintenance reserves
     collected and related
     interest net of expense           613            522             --
- ------------------------------------------------------------------------
Taxable income per federal
  income tax return                $ 3,299        $ 1,481        $ 2,865
- ------------------------------------------------------------------------



The following is a reconciliation of the amount of the Partnership's total Partnership equity as shown in the accompanying financial statements to the tax bases of the Partnership's net assets (in thousands):

                                    1995            1994            1993
Total Partnership equity
  per financial statements        $ 31,176        $ 37,770        $ 44,616
Increase (decrease)
  resulting from:
  Commissions and
   expenses paid in
   connection with the
   sale of limited
   partnership units                 8,441           8,441           8,441
  Reserves for maintenance
   costs and decline in
   market value of aircraft
   including Continental
   lease settlement,
   accounted for as
   cost recovery                     9,020           4,947           3,202
Distributions payable
   to partners                       1,616           1,818           1,818
Deferred rental income                 218              --             182
Accumulated depreciation           (21,067)        (19,030)        (18,417)
TBT interest income
   less TBT rental expense          (2,281)         (1,690)         (1,220)
Maintenance reserves
   payable                           1,255             522              --
  Other                                 (8)            (31)            (83)
- --------------------------------------------------------------------------
Tax bases of net assets           $ 28,370        $ 32,747        $ 38,539
- --------------------------------------------------------------------------


9. LITIGATION

In November 1994, a series of purported class actions (the "New York Limited Partnership Actions") were filed in the United States District Court for the Southern District of New York concerning PaineWebber Incorporated's sale and sponsorship of various limited partnership investments, including those offered by the Partnership. The lawsuits were brought against PaineWebber Incorporated and PaineWebber Group, Inc. (together, "PaineWebber"), among others, by allegedly dissatisfied partnership investors. In March 1995, after the actions were consolidated under the title In re: PaineWebber Limited Partnerships Litigation, the plaintiffs amended their complaint to assert claims against a variety of other defendants, including Air Transport Leasing, Inc., an affiliate of PaineWebber and the Administrative General Partner in the Partnership ("Administrative General Partner").

The amended complaint in the New York Limited Partner-ship Actions alleged, among other things, that, in connection

                                  TWENTY FOUR

                         PEGASUS AIRCRAFT PARTNERS, L.P.

with the sale of interests in the Partnership, PaineWebber and the Administrative General Partner (1) failed to provide adequate disclosure of the risks involved with the Partnership; (2) made false and misleading representations about the safety of the investments and the Partnership's anticipated performance; and (3) marketed the Partnership to investors for whom such investments were not suitable. The plaintiffs also alleged that following the sale of the Partnership PaineWebber and the Administrative General Partner misrepresented financial information about the Partnership's value and performance. The amended complaint alleged that PaineWebber and the Administrative General Partner violated the Racketeer Influenced and Corrupt Organizations Act ("RICO") and the federal securities laws. The plaintiffs sought unspecified damages, including reimbursement for all sums invested by them in the Partnership, as well as disgorgement of all fees and other income derived by PaineWebber from the Partnership. In addition, the plaintiffs also sought treble damages under RICO.

On May 30, 1995, the U.S. District Court certified class action treatment of the plaintiffs' claims in the New York Limited Partnership Actions.

In January 1996, PaineWebber signed a memorandum of understanding with the plaintiffs in the class action outlining the terms under which the parties have agreed to settle the case. Pursuant to that memorandum of understanding, PaineWebber irrevocably deposited $125 million into an escrow fund under the supervision of the United States District Court for the Southern District of New York to be used to resolve the litigation in accordance with a definitive settlement agreement and plan of allocation that the parties expect to submit to the court for its consideration and approval within the next several months. Until a definitive settlement and plan of allocation is approved by the court, there can be no assurance what, if any, payment or non-monetary benefits will be made available to unitholders in the Partnership.

In April 1995, two investors in the Pegasus limited partnerships filed a purported class action in the Circuit Court of the State of Illinois for Cook County entitled Robert M. Jacobson, et al. v. PaineWebber, Inc., et al., making allegations substantially similar to those in the New York Limited Partnership Actions, but limited in subject matter to the sale of the Pegasus partnerships, and without a RICO claim. The plaintiffs in the Jacobson case simultaneously remained as participants in the New York Limited Partnership Actions, and subsequently sought to intervene in that action and to be named class representatives for a separate subclass that they asked the Court to establish consisting of investors in the Pegasus partnerships. The court in the New York Limited Partnership Actions has not yet ruled on their request.

Three actions were filed in the District Court for Brazoria County, Texas, relating to the sale and sponsorship of interests in the Partnership and an affiliated partnership. The complaints make state law claims, specifically, common law fraud, conspiracy, violations of section 27.01 of the Texas Business and Commerce Code, fraud in the inducement, negligent misrepresentation, negligence, breach of fiduciary duty, violations of the Texas Securities Act, and violations of the Texas Deceptive Trade Practices Act. The plaintiffs seek unspecified damages, including attorneys' fees, reimbursement for all sums invested by them in the partnerships, exemplary damages, and treble damages under the Texas Deceptive Trade Practices Act. All three actions have been removed to federal court and two have been transferred to the United States District Court for the Southern District of New York. The third action has been dismissed with the consent of the parties on the grounds that it is duplicative of the two actions now before the federal court in New York.

In February 1996, approximately 150 plaintiffs filed an action entitled Abbate
v. PaineWebber Inc. in Sacramento, California Superior Court against PaineWebber Incorporated and various affiliated entities concerning the plaintiff's purchases of various limited partnership interests. The complaint alleges, among other things, that PaineWebber and its related entities committed fraud and misrepresentation and breached fiduciary duties allegedly owed to the plaintiffs by selling or promoting limited partnership investments that were unsuitable for the plaintiffs and by overstating the benefits, understating the risks and failing to state material facts concerning the investments. The complaint seeks compensatory damages of $15 million plus punitive damages.

Under certain limited circumstances, pursuant to the Partnership Agreement and other contractual obligations, PaineWebber and its affiliates, including the Administrative General Partner, could be entitled to indemnification from the Partnership for expenses and liabilities in connection with this litigation. The General Partners are unable to determine the effect, if any, of such action on the Partnership's financial statements, taken as a whole.

10.  FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value of certain financial instruments, whether or not reported on the balance sheet. Where quoted market prices are available the values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used including the discount rate and estimates of future cash flows. In addition, SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements includ-

                                  TWENTY FIVE

                         PEGASUS AIRCRAFT PARTNERS, L.P.

ing leased aircraft owned by the Partnership.
Therefore, the aggregate fair value amounts presented do not purport to represent and should not be considered representative of the underlying market value of the Partnership.

The methods and assumptions used to estimate the fair value of each class of the financial instruments are described below.

CASH EQUIVALENTS.  For cash equivalents, carrying value approximates fair value.

RESTRICTED CASH. For Restricted cash, carrying value approximates fair value.

RENTS AND OTHER RECEIVABLES. For rents and other receivables, carrying value approximates fair value.

PREPAID EXPENSES. For prepaid expenses, carrying value approximates fair value.

NOTES PAYABLE. For notes payable, carrying value approximates fair value.

DISTRIBUTION TO PARTNERS. For distribution to partners, carrying value approximates fair value.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES PAYABLE TO AFFILIATES, AND ACCRUED INTEREST PAYABLE. For accounts payable and accrued expenses payable to affiliates, and accrued interest payable, carrying value approximates fair value.

MAINTENANCE RESERVES PAYABLE. For maintenance reserves payable, carrying value approximates fair value.

DEFERRED RENTAL INCOME. For deferred rental income, carrying value approximates fair value.

                                   TWENTY SIX

                         PEGASUS AIRCRAFT PARTNERS, L.P.


                              REPORT OF INDEPENDENT
                                   ACCOUNTANTS

                               February 15, 1996*

To the Limited Partners of Pegasus Aircraft Partners, L.P.

We have audited the accompanying financial statements as listed on page 13 of this report. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pegasus Aircraft Partners, L.P. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years ended December 31, 1995, 1994 and 1993, in conformity with generally accepted accounting principles.

As discussed in Note 9 to the Financial Statements, there is litigation pending against, among others, the Administrative General Partner and affiliates of the Administrative General Partner. The ultimate outcome of this litigation and its effects, if any, on the Partnership cannot presently be determined.

COOPERS & LYBRAND L.L.P.
New York, New York

*except as to Note 9 for which the date is March 19, 1996.

                                  TWENTY-SEVEN

                         PEGASUS AIRCRAFT PARTNERS, L.P.

                     MANAGEMENT'S DISCUSSION ANDANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The Partnership owns and manages a diversified portfolio of leased commercial aircraft and makes quarterly distributions to the partners of net cash flow generated by operations. In certain situations, the Partnership may retain cash flow from operations to finance authorized capital expenditures.

Cash distributions declared by the Partnership were approximately $7.4 million in 1995 ($1.85 per Unit), $7.3 million in 1994 ($1.80 per Unit) and $7.7 million in 1993 ($1.90 per Unit). Net cash provided by operating activities was $6.1 million for 1995, $7.9 million for 1994 and $8.5 million for 1993. In 1995, the Partnership received the Continental Lease Settlement proceeds of $3.9 million which was substantially accounted for under the cost recovery method and thus, was not included in cash from operations. In the aggregate, for this three year period, net cash provided by operating activities totaled $22.5 million and cash distributions declared by the Partnership totaled $22.4 million. Further, during 1995, 1994 and 1993 the Partnership paid cash distributions of $7.7 million, $7.3 million and $7.9 million, respectively, totaling $22.9 million for the three year period.

Partnership equity declined by approximately $6.6 million from December 31, 1994 to December 31, 1995 as a result of the declaration of cash distributions to the partners in excess of the Partnership's net income. This resulted from the fact that, unlike net income, cash flow generated by operations, which is the source of the cash utilized to make the distributions, is not reduced by depreciation expense and provisions for decline in market value of aircraft attributable to the Partnership's aircraft. Additionally, a significant portion of the Lease Settlement proceeds received from Continental were accounted for under the cost recovery method and thus did not flow through the Statement of Income for 1995. (See Footnote 1, "Significant Accounting Policies" and Footnote 5, "Aircraft Under Operating Leases.")

Distributions may be characterized for tax, accounting and economic purposes as a return of capital, a return on capital or both. The portion of each cash distribution by a partnership that exceeds its net income for the fiscal period may be deemed a return of capital. Based on the amount of net income reported by the Partnership for accounting purposes, approximately 88%, 94% and 62% of the cash distributions declared for the years ended December 31, 1995, 1994 and 1993, respectively, constituted a return of capital. Also, based on the amount of net income reported by the Partnership for accounting purposes, approximately 68% of the cash distributions paid to the partners from inception of the Partnership through December 31, 1995 constituted a return of capital. However, the total actual return on capital over the Partnership's life can only be determined at the termination of the Partnership after all cash flows, including proceeds from the sale of the aircraft, have been realized.

In April 1994, the Partnership established a loan facility with a third party lender that expired in May 1995. In July 1995, the Partnership and the Lender completed an extension of the commitment. Under the new agreement, the aggregate commitment remained at $4,000,000, the Partnership's ability to borrow under the facility was extended until May 1, 1997 and the floating interest rate charged under the facility was reduced to the Lender's prime rate plus 0.5%. The Lender released the Boeing 747-100 aircraft as collateral under the loan and received a perfected security interest in the Partnership's MD-82 aircraft leased to TWA. Through December 31, 1995, the Partnership had borrowed an aggregate of $2,150,000 pursuant to the loan agreement, of which $1,625,000 and $2,000,000 were outstanding at December 31, 1995 and December 31, 1994, respectively. In connection with the extension of the loan commitment the Lender released its interest in a cash collateral account established to secure the Partnership's obligation under the letter of credit agreement relating to the TBT lease.

The Partnership may require additional financing to fund future maintenance work on aircraft, hushkitting the aircraft, or other capital improvements such as cargo conversion. For example, because of FAA mandated compliance with Stage III aircraft noise regulation, Kiwi may request the Partnership to hushkit one or both of the 727 aircraft leased to Kiwi. If the Partnership were to elect to hushkit these aircraft, the Partnership would need to utilize its current loan facility or complete a new financing. The Partnership can borrow up to 35% of the original offering proceeds. Any such borrowings will only be made if the General Partners believe such borrowings will be in the best interests of the Partnership and enhance portfolio value. The Partnership cannot utilize borrowings to purchase aircraft. However, there can be no assurance that the Partnership would be able to obtain any additional borrowings, if required.

At December 31, 1995, the Partnership's unrestricted cash and cash equivalents exceeded declared but unpaid distributions to partners by $2,465,000. At December 31, 1994, the Partnership's declared, but unpaid, distributions to the partners exceeded unrestricted cash and cash equivalents by $55,000. The principal reasons for the increase in cash is the retention of approximately half of the proceeds from the Continental Lease Settlement plus the release of the cash that was in the cash collateral account that previously collateralized the Partnership's obligation under a letter of credit. It is anticipated that such proceeds will be utilized for any modification needed to enhance the leasability of the 747 (or any other aircraft as deemed necessary) and for distribution to partners.

Rent and other receivables decreased by $419,000 from $1,953,000 at December 31, 1994 to $1,534,000 at December 31, 1995. This decrease is primarily the result of the continued repayments of advances and deferrals to various lessees, net of deferrals granted to lessees in 1995.

Prepaid expenses increased by $12,000 from $35,000 at December 31, 1994 to $47,000 at December 31, 1995, due primarily to amounts associated with the extended loan commitment (See Item 8, "Financial Statements" Note 7, "Notes Payable.")

Payable to affiliates increased by $348,000 from $280,000 at December 31, 1994 to $628,000 at December 31, 1995. The increase was attributable to the management fees associated with the Continental Lease Settlement that were accrued at December 31, 1995 and the voluntary deferral by the

                                  TWENTY EIGHT

                         PEGASUS AIRCRAFT PARTNERS, L.P.

Administrative General Partner of management fees and re-lease fees otherwise payable with respect to the period commencing January 1, 1995.

Deferred rental income increased $81,000 from $137,000 at December 31, 1994 to $218,000 at December 31, 1995 due to the receipt in December 1995, of certain rents due January 1, 1996 with respect to the January period.

Management and re-lease fees payable to the General Partners for the 1995 Period increased $97,000 or 16% as compared to the 1994 Period. Management fees (base management fees and incentive management fees) increased by $83,000 for the 1995 Period as compared to the 1994 Period. This was principally because of the fees recorded associated with the Continental Lease Settlement, which included a settlement of future rentals (through April 1996), substantially all of which was accounted for under the cost recovery method, which resulted in a greater base on which fees were recorded in 1995 as compared to 1994. Re-lease fees incurred during the 1995 Period increased by $14,000 as compared to the 1994 Period due principally to the fees associated with the re-lease of the two Boeing aircraft to Kiwi during 1994 and thus was subject to re-lease fees for only a portion of the 1994 Period.

During 1995, TWA completed its financial restructuring and made all payments due. Additionally, during 1995, Kiwi continued to make rental and maintenance payments subject to the leases as amended, although it continues to have liquidity and capital concerns. Kiwi requested an extension of time to make related rental, deferred rent and maintenance reserve payments for February 1996 and made such payments in late February 1996. Finally, the Partnership settled the Continental 747 lease in 1995 and accepted redelivery of the aircraft. The Partnership has entered into discussions with potential users of the aircraft. It is anticipated that certain scheduled maintenance and integration costs, which are estimated to aggregate $1,300,000, will be necessary to complete a re-marketing. The Partnership intends to finance such costs as necessary through its cash reserves and loan facility. Additionally, because of the need to meet Stage III aircraft thresholds required by FAA mandated noise regulation, Kiwi may require that the Partnership hushkit (upgrade to Stage III) one or both of the 727 aircraft leased to Kiwi. If the Partnership determines to perform such work, which is estimated to cost $1.9 million per aircraft, it will need to finance substantially all of such cost through its loan facility or other new borrowings that may or may not be obtainable. If the Partnership elects not to do such work, Kiwi may terminate the lease and the Partnership may encounter delays and costs of redeployment. The Partnership's future cash flow will be impacted by the timing and the lease rate achieved with respect to a re-market of the 747 aircraft, which was available for lease at December 31, 1995, as well as any changes in the status of the Kiwi leases as the result of Kiwi's continued liquidity concerns or because of Stage III implementation. Additionally, the lease of the 727 aircraft to Continental is scheduled to expire in October 1996, unless renewed. The Partnership is investigating opportunities with respect to that aircraft.

LITIGATION

In November 1994, a series of purported class actions (the "New York Limited Partnership Actions") were filed in the United States District Court for the Southern District of New York concerning PaineWebber Incorporated's sale and sponsorship of various limited partnership investments, including those offered by the Partnership. The lawsuits were brought against PaineWebber Incorporated and PaineWebber Group, Inc. (together, "PaineWebber"), among others, by allegedly dissatisfied partnership investors. In March 1995, after the actions were consolidated under the title In re: PaineWebber Limited Partnerships Litigation, the plaintiffs amended their complaint to assert claims against a variety of other defendants, including Air Transport Leasing, Inc., an affiliate of PaineWebber and the Administrative General Partner in the Partnership ("Administrative General Partner").

The amended complaint in the New York Limited Partnership Actions alleged, among other things, that, in connection with the sale of interests in the Partnership, PaineWebber and the Administrative General Partner (1) failed to provide adequate disclosure of the risks involved with the Partnership; (2) made false and misleading representations about the safety of the investments and the Partnership's anticipated performance; and (3) marketed the Partnership to investors for whom such investments were not suitable. The plaintiffs also alleged that following the sale of the Partnership PaineWebber and the Administrative General Partner misrepresented financial information about the Partnership's value and performance. The amended complaint alleged that PaineWebber and the Administrative General Partner violated the Racketeer Influenced and Corrupt Organizations Act ("RICO") and the federal securities laws. The plaintiffs sought unspecified damages, including reimbursement for all sums invested by them in the Partnership, as well as disgorgement of all fees and other income derived by PaineWebber from the Partnership. In addition, the plaintiffs also sought treble damages under RICO.

On May 30, 1995, the U.S. District Court certified class action treatment of the plaintiffs' claims in the New York Limited Partnership Actions.

In January 1996, PaineWebber signed a memorandum of understanding with the plaintiffs in the class action outlining the terms under which the parties have agreed to settle the case. Pursuant to that memorandum of understanding, PaineWebber irrevocably deposited $125 million into an escrow fund under the supervision of the United States District Court for the Southern District of New York to be used to resolve the litigation in accordance with a definitive settlement agreement and plan of allocation that the parties expect to submit to the court for its consideration and approval within the next several months. Until a definitive settlement and plan of allocation is approved by the court, there can be no assurance what, if any, payment or non-monetary benefits will be made available to unitholders in the Partnership. In April 1995, two investors in the Pegasus limited partnerships filed a purported class action in the Circuit Court of the State of Illinois for Cook County entitled

                                  TWENTY NINE

                         PEGASUS AIRCRAFT PARTNERS, L.P.

Robert M. Jacobson, et al. v. PaineWebber, Inc., et al., making allegations substantially similar to those in the New York Limited Partnership Actions, but limited in subject matter to the sale of the Pegasus partnerships, and without a RICO claim. The plaintiffs in the Jacobson case simultaneously remained as participants in the New York Limited Partnership Actions, and subsequently sought to intervene in that action and to be named class representatives for a separate subclass that they asked the Court to establish consisting of investors in the Pegasus partnerships. The court in the New York Limited Partnership Actions has not yet ruled on their request.

Three actions were filed in the District Court for Brazoria County, Texas, relating to the sale and sponsorship of interests in the Partnership and an affiliated partnership. The complaints make state law claims, specifically, common law fraud, conspiracy, violations of section 27.01 of the Texas Business and Commerce Code, fraud in the inducement, negligent misrepresentation, negligence, breach of fiduciary duty, violations of the Texas Securities Act, and violations of the Texas Deceptive Trade Practices Act. The plaintiffs seek unspecified damages, including attorneys' fees, reimbursement for all sums invested by them in the partnerships, exemplary damages, and treble damages under the Texas Deceptive Trade Practices Act. All three actions have been removed to federal court and two have been transferred to the United States District Court for the Southern District of New York. The third action has been dismissed with the consent of the parties on the grounds that it is duplicative of the two actions now before the federal court in New York.

In February 1996, approximately 150 plaintiffs filed an action entitled Abbate
v. PaineWebber Inc. in Sacramento, California Superior Court against PaineWebber Incorporated and various affiliated entities concerning the plaintiff's purchases of various limited partnership interests. The complaint alleges, among other things, that PaineWebber and its related entities committed fraud and misrepresentation and breached fiduciary duties allegedly owed to the plaintiffs by selling or promoting limited partnership investments that were unsuitable for the plaintiffs and by overstating the benefits, understating the risks and failing to state material facts concerning the investments. The complaint seeks compensatory damages of $15 million plus punitive damages.

Under certain limited circumstances, pursuant to the Partnership Agreement and other contractual obligations, PaineWebber and its affiliates, including the Administrative General Partner could be entitled to indemnification from the Partnership for expenses and liabilities in connection with this litigation. The General Partners are unable to determine the effect, if any, of such actions on the Partnership's financial statements taken as a whole.

RESULTS OF OPERATIONS

Substantially all of the Partnership's revenue was generated from the leasing of the Partnership's aircraft to commercial air carriers under triple net operating leases. The balance of the Partnership's revenue consisted of interest income earned with respect to certain advances made to lessees as well as certain deferred rental arrangements with Continental, TWA and Kiwi.

Under the terms of the triple net leases, substantially all of the expenses related to the operation and maintenance of the aircraft during 1995 were paid for by the lessees or, in the case of Kiwi, funded to a certain extent through hourly maintenance reserves paid by Kiwi. The direct lease expenses incurred by the Partnership represent the costs of providing insurance coverage for the Partnership's aircraft in excess of the amounts required to be carried by the lessees, trustee fees related to the ownership of the aircraft and the cost of the letter of credit required under the terms of the TBT lease on the McDonnell Douglas MD-81 leased to USAir.

The Partnership also records depreciation expense pertaining to the aircraft and incurs certain general and administrative expenses in connection with operations of the Partnership. General and administrative expenses consist primarily of investor reporting expenses, transfer agent and audit fees and the cost of accounting services.

IMPACT OF FUTURE ADOPTION OF RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board recently issued FASB 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" ("FAS 121"). FAS 121 requires companies to review their long-lived assets, such as the Partnership's aircraft, and certain identifiable intangibles for impairment whenever events and changes in circumstances indicate that the carrying value of a long-lived asset may not be recoverable. The Partnership will be required to adopt the provisions of FAS 121 as of January 1996. The Partnership believes that based upon its operations and current methods used to evaluate declines in market value, the future adoption of FAS 121 will not have a material impact on the Partnership's financial condition or results of operations.

1995 as compared to 1994

The Partnership's net income was $880,000 for the year ended December 31, 1995 ("1995 Period"), as compared to $426,000 for the year ended December 31, 1994 ("1994 Period").

The increase in the Partnership's net income for the 1995 Period as compared to the 1994 Period resulted primarily from the reduced requirement for provision for decline in market value of aircraft in the 1995 Period as compared to the 1994 Period ($400,000 as compared to $2,000,000) offset by a decrease in rental revenue, as a result of the return of the 747-100 aircraft leased to Continental. (See above discussion regarding Continental and the related Lease Settlement.) The decrease in rental revenue was partially offset by a decrease in depreciation due primarily to the non-recognition of depreciation expense in the 1995 Period with respect to the 747-100 aircraft that was off lease for substantially all of 1995 as well as a reduction in depreciable base of certain aircraft due to the provisions for declines in market value provided in 1994.

                                     THIRTY

                         PEGASUS AIRCRAFT PARTNERS, L.P.

Rental revenue decreased $2,451,000 or 28% for the 1995 Period principally due to the non-accrual of rent with respect to the 747-100 aircraft that was returned early in 1995 by Continental (see discussion of Continental Lease Settlement), which was partially offset by rents generated by the two 727-200 aircraft leased to Kiwi that were off-lease for a portion of the 1994 Period.

Interest income for the 1995 Period increased by $63,000, or 27% in comparison to the 1994 Period. The increase was primarily attributable to the interest income earned with respect to the TWA rent deferrals, the Kiwi rent deferrals and the advance made to Continental in the fourth quarter of 1994 and the undistributed proceeds from the Continental settlement, partially offset by the continued repayment of advances pursuant to various repayment schedules.

The Partnership recognized other income in 1995 of $233,000 that represented the difference between the Continental Lease Settlements proceeds and the amount of such proceeds accounted for under the cost recovery method. The other income was offset by related management fees.

Depreciation and amortization decreased by $1,207,000 or 23% for the 1995 Period in comparison to the 1994 Period. This was due primarily to the fact that the Partnership did not recognize depreciation after the first quarter 1995 with respect to the 747-100 aircraft, which was taken out of service by Continental during the first quarter of 1995, as well as the decrease in depreciable basis of certain aircraft due to the provision for decline in market value of aircraft provided in the 1994 Period.

The Partnership provided an allowance for decline in market value of $400,000 in the 1995 Period as compared to the $2,000,000 in the 1994 Period to reflect the General Partner's estimate of recoverability of the Partnership investment in certain aircraft, based upon estimated cash flow, third party appraisal and market conditions.

General and administrative expenses for the 1995 Period increased by $30,000 or 17% in comparison to the 1994 Period, principally due to an increase in professional fees, including transfer agent servicing expenses.

Interest expense for the 1995 Period increased by $79,000 or 64% in comparison to the 1994 Period due to the fact that the related borrowings were made in April and July 1994 and thus were not outstanding for the entire 1994 Period, partially offset by principal installments paid during 1995 reducing the balance outstanding.

Direct lease expenses for the 1995 Period decreased by $8,000 or 7% as compared to the 1994 Period due principally to a reduction in the letter of credit fee in 1995 as compared to 1994.

1994 Compared to 1993

The Partnership's net income was $426,000 for the year ended December 31, 1994 compared to $2,881,000 for the year ended December 31, 1993.

The decrease in the Partnership's net income for 1994 resulted primarily from
(i) an increase in the provision for decline in market value of aircraft, (ii) a decrease in rental revenue, (iii) an increase in depreciation and (iv) the interest expense incurred in 1994 relating to amounts borrowed in 1994.

Rental revenue decreased $535,000 or 6% for 1994 compared to 1993. This decrease was principally because the Northwest aircraft leases, which were scheduled to expire in April 1993, were extended at lower lease rates. (The first Northwest aircraft was extended until August 1993 and the second Northwest aircraft was extended until April 1994.) Additionally, the lease term for the McDonnell Douglas MD-82 leased to TWA was extended in April 1993 at a slightly lower lease rate. Interest income increased by $12,000 or 6% in 1994 as compared to 1993. This increase was attributable to the interest income earned with respect to the advances that were made to TWA during April 1993 (and, therefore, were not outstanding for all of 1993). Depreciation and amortization increased $218,000 or 4% for 1994 in comparison to 1993, principally due to depreciation relating to $2,723,000 of capitalized costs expended in connection with the two aircraft re-marketed to Kiwi. The increase was partially offset by the reduced depreciation expense during 1994 with respect to the Boeing 727-200 advanced aircraft leased to Continental as a result of the reserve for decline in market value of the aircraft, which the Partnership recorded at December 31, 1993. The Partnership provided a decline in market value of aircraft in the amount of $2,000,000 in 1994 as compared to $434,000 in 1993 to reflect the General Partners' estimate of the recoverability of the Partnership's investments in certain aircraft. Aggregate subordinated management and re-lease fees paid to the General Partners were similar for 1994 as compared to 1993. Management fees decreased because of the decreases in the Partnership's rental revenue and net income (without regard to depreciation) that serve as the basis with respect to which the management fees are calculated. However, the decrease in such management fees was substantially offset by an increase in re-lease fees during 1994. There were no re-lease fees prior to the second quarter of 1993. The Partnership incurred interest expense of $123,000 in 1994, with respect to the borrowings made in April 1994 and July 1994. The Partnership had no such borrowings outstanding in 1993. (See Item 8, Financial Statements, Note 7, "Notes Payable.")

INFLATION AND CHANGING PRICES

Inflation has had no material impact on the operations or financial condition of the Partnership during 1995. However, market and worldwide economic conditions and changes in federal regulations have in the past, and may in the future, impact the airline industry and thus lease rates and aircraft values. Additionally, inflation and changing prices, may affect future leasing rates and the eventual selling price of the aircraft.

                                   THIRTY ONE

                         PEGASUS AIRCRAFT PARTNERS, L.P.

                                   PARTNERSHIP
                                    DIRECTORY

                         Pegasus Aircraft Partners, L.P.

                             2424 SOUTH 130TH CIRCLE
                           OMAHA, NEBRASKA 68144-2596
                                 (800) 234-7342

                            Managing General Partner
                     PEGASUS AIRCRAFT MANAGEMENT CORPORATION

                         Administrative General Partner

                           AIR TRANSPORT LEASING, INC.

                                    Auditors
                            COOPERS & LYBRAND L.L.P.
                               NEW YORK, NEW YORK

                                  Legal Counsel
                             DERENTHAL & DANNHAUSER
                            SAN FRANCISCO, CALIFORNIA

                                 Transfer Agent
                            SERVICE DATA CORPORATION
                                 OMAHA, NEBRASKA


                    A copy of the Annual Report on Form 10-K,
                    as filed with the Securities and Exchange
                 Commission, will be furnished without charge to
                         limited partners upon request.




                                   THIRTY-TWO